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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*



                              b2bstores.com, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                 11776S 10 7
        _______________________________________________________________
                                (CUSIP Number)

                             Alan Schoenbaum, Esq.
                     Akin, Gump, Strauss, Hauer & Feld LLP
                            300 Convent, Suite 1500
                           San Antonio, Texas 78207
                                 210-281-7000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 8, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only).
          Enviro-Clean of America, Inc.
          Federal ID Number:88-0386415
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              930,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              930,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          930,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
          [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          10.79%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only).

          Steven Etra
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              192,667
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 945,167
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              192,667
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              945,167
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          1,137,834 (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
          [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          13.20%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          IN
------------------------------------------------------------------------------

    (2) Includes 10,667 shares held by SRK Associates L.L.C., a company controlled by Steven Etra, 1,000 shares owned by Lances Property Development Pension Plan, 50% owned by Mr. Etra, 930,000 shares owned by Enviro-Clean of America, Inc. a company in which Mr. Etra is a minority shareholder and a director, and 3,500 shares held by Gemini Capital L.L.C., a company in which Mr. Etra is secretary, director, and minority shareholder. Mr. Etra disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Etra is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Etra disclaims beneficial ownership of the securities held by SRK Associates L.L.C. and Lances Property Development Company except to the extent of his pecuniary interest therein.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only).

          Randall K. Davis
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              333,333
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 930,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              333,333
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              930,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          1,263,333 (3)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
          [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          14.65%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          IN
------------------------------------------------------------------------------

    (3) Includes 930,000 shares held by Enviro-Clean of America, Inc., of which Randall K. Davis is a minority shareholder, President, and a Director. Mr. Davis disclaims beneficial ownership of the securities held by Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Davis is the beneficial owner of such securities for purposes of Section 13 or any other purpose.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only).

          Gary C. Granoff
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              3,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 942,375
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              3,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              942,375
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          945,875 (4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
          [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          10.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
         IN
------------------------------------------------------------------------------

    (4) Includes 3,000 shares held by Gary C. Granoff's wife; 500 shares held by Dapary Management Corporation, a company which is controlled by Mr. Granoff; 5,875 shares held by Mr. Granoff and his adult son in a joint account; 1,000 shares held in a family trust for the benefit of Mr. Granoff's adult son, Joshua; 3,500 shares held by Gemini Capital L.L.C., a company in which Mr. Granoff is President, director, and shareholder and 930,000 shares held by Enviro-Clean of America, Inc. , a company in which Mr. Granoff is a director. Mr. Granoff disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Granoff is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Granoff disclaims beneficial ownership of the securities held by his wife, Dapary Management Corporation, the joint account with his son and the family trusts except to the extent of his pecuniary interest therein.

SCHEDULE 13D AMENDMENT NO. 5

     This Amendment No. 5 (the "Amendment") amends and supplements the Schedule 13D and subsequent 13D amendments (the "Schedule 13D Filings") relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of b2bstores.com, Inc., a Delaware Corporation (the "Issuer"), previously filed by the reporting persons. This Amendment is being filed to reflect a single transaction made by one of the members of this group filing and the exclusion of Mark A. Rice from this filing and further group filings, due to Mr. Rice's resignation from the Board of Directors of Enviro-Clean of America, Inc., his decision to terminate his informal agreement with the remaining group members to use his shares to influence the Issuer's Board of Directors, and his desire to continue any required filings on an individual basis. In addition, this Amendment discloses additional obligations by certain members of this group filing as parties to a voting agreement, as described in Item 6.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D Filings.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)

     1)   Enviro-Clean of America, Inc.:

          (i) As of the date hereof, Enviro-Clean of America, Inc., beneficially owns 930,000 shares of the Issuer's Common Stock, and such shares constitute approximately 10.79% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof.

          (ii) Enviro-Clean of America has sole voting and disposition power over the 930,000 shares held in its name.

     2)   Steven Etra:

          (i) As of the date hereof, Steven Etra beneficially owns 1,137,834 shares of the Issuer's Common Stock, and such shares constitute approximately 13.20% of the total shares of the Issuer's Common Stock issued and outstanding. Such shares beneficially owned by Mr. Etra include: (1) 10,667 shares of Common Stock held by SRK Associates, a company controlled by Mr. Etra; (2) 1,000 shares of Common Stock held by Lances Property Development Pension Plan; (3) 3,500 shares of Common Stock held by Gemini Capital LLC, a company in which Mr.Etra is a minority shareholder and a director; and (4) 930,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Mr. Etra is a minority shareholder and a Director.

          (ii) Steven Etra has sole voting and disposition power over the 192,667 shares he personally holds. Mr. Etra shares voting and disposition power of the 945,167 shares held by Lances Property Development Pension Plan, Gemini Capital L.L.C., SRK Associates, L.L.C., and Enviro-Clean of America, Inc. Mr. Etra disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Etra is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Etra disclaims beneficial ownership of the securities held by SRK

Associates L.L.C. and Lances Property Development Pension Plan except to the extent of his pecuniary interest therein.

     3)   Randall K. Davis:

          (i) As of the date hereof, Randall K. Davis beneficially owns 1,263,333 shares of the Issuer's Common Stock, and such shares constitute approximately 14.65% of the total shares of the Issuer's Common Stock issued and outstanding. Such shares beneficially owned by Mr. Davis include 930,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Mr. Davis is a minority shareholder, President and Director.

          (ii) Randall K. Davis has sole voting and disposition power over the 333,333 shares he personally holds. Mr. Davis shares voting and disposition power of the 930,000 shares held by Enviro-Clean of America, Inc. Mr. Davis disclaims beneficial ownership of the securities held by Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Davis is the beneficial owner of such securities for purposes of Section 13 or any other purpose.

     4)   Gary C. Granoff:

          (i) As of the date hereof, Gary C. Granoff beneficially owns 945,825 shares of the Issuer's Common Stock, and such shares constitute approximately 10.97% of the total shares of the Issuer's Common Stock issued and outstanding. Such shares beneficially owned by Mr. Granoff include: (1) 3,000 shares of Common Stock held by Mr. Granoff's wife; (2) 500 shares of Common Stock held by Dapary Management Corporation, a company controlled by Mr. Granoff; (3) 5,875 shares of Common Stock held by Mr. Granoff and his adult son in a joint account;
(4) 1,000 shares held in a family trust for the benefit of Mr. Granoff's adult son, Joshua; (5) 3,500 shares of Common Stock held by Gemini Capital L.L.C., a company in which Mr. Granoff is president, director and shareholder; and (6) 930,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Mr. Granoff is a minority shareholder and a Director.

          (ii) Gary C. Granoff has sole voting and disposition power over 2,000 shares he personally holds, the 500 shares held by Dapary Management Corporation and the 1,000 shares held in a family trust for his adult son. Mr. Granoff shares voting and disposition power of the 942,375 shares held by his wife, the joint account with his adult son, Gemini Capital L.L.C. and Enviro-Clean of America, Inc. Mr. Granoff disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Granoff is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Granoff disclaims beneficial ownership of the securities held by his wife, Dapary Management Corporation, the joint account with his son and the family trusts except to the extent of his pecuniary interest therein.

     (c) Gary Granoff: On November 28, 2000, Gary Granoff, as trustee for a family trust for the benefit of his adult son, authorized the sale of 1500 shares of the Issuer's common stock on the open market for $1.65625 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Common Stock beneficially held by Enviro-Clean, Randall K. Davis, and all but 38,500 shares beneficially held by Steven Etra, are subject to lock-up agreements effective for 12 months from the effective date of the Issuer's registration statement on Form SB-2 of February 9, 2000 and are subject to a voting agreement (the "Voting Agreement") between the Issuer, IVAX Corporation, IVAX Diagnostics, Inc., and certain of the Issuer's stockholders (the "Supporting Stockholders"). The Voting Agreement provides that, among other things, the Supporting Stockholders support a proposed merger between the Issuer and IVAX Diagnostics, Inc. Also, the members of this group have informally agreed to use their collective influence to encourage the Issuer's Board of Directors to give full consideration to any and all strategic alternatives that Enviro-Clean believes may be presented for the purpose of enhancing shareholder value, as described in Amendment 2. Other than the aforementioned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.  Material to be Filed as Exhibits.

    Exhibit 1 Joint Filing Agreement, dated May 24, 2000, by and between Enviro-Clean of America, Inc., Steven Etra, Randall K. Davis, Gary C. Granoff and Mark A. Rice. *

    Exhibit 2 Voting Agreement, dated November 21, 2000, between IVAX Corporation, IVAX Diagnostics, Inc., b2bstores.com, Inc., and certain stockholders of b2bstores.com, Inc. **


               * Filed as Exhibit 1 in Amendment 3 to the Schedule 13D, filed with the Securities and Exchange Commission on September 15, 2000.

               ** Filed as Exhibit 99.1 in the Issuer's filing on Form 8-K, filed with the Securities and Exchange Commission on November 30, 2000.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 12, 2000            Enviro-Clean of America, Inc.

                                    By  /s/ Randall K. Davis
                                        -----------------------------------
                                    Randall K. Davis, President

                                       /s/ Steven Etra
                                       ------------------------------------
                                    Steven Etra  (by attorney-in-fact)

                                       /s/ Randall K. Davis
                                       ------------------------------------
                                    Randall K. Davis

                                       /s/ Gary Granoff
                                       ------------------------------------
                                    Gary C. Granoff  (by attorney-in-fact)